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                                                                      EXHIBIT 99


                                  RISK FACTORS

         You should carefully consider the risk factors described below as well as the other information in our SEC filings before making an investment in REX common stock.

WE FACE SIGNIFICANT COMPETITION FROM OTHER RETAILERS MANY OF WHOM HAVE GREATER FINANCIAL RESOURCES.

         We face significant competition from a diverse group of retailers. Our competitors include national and regional large format merchandisers and superstores such as Best Buy Co., Inc. and Circuit City Stores, Inc., other specialty electronics retailers including RadioShack, the retail operating format of Tandy Corporation, department and discount stores such as Sears, Roebuck and Co., Wal-Mart Stores, Inc. and Montgomery Ward Holding Corp., furniture stores, warehouse clubs and home improvement retailers. In addition, we compete with small chains and specialty single-store operators in some markets, as well as Sears' dealer-operated units. We also face additional competition from Internet and store-based retailers who sell consumer electronics and home appliance products online. Some of our competitors have greater financial resources than us, which may increase their ability to purchase inventory at a lower cost, better withstand economic downturns or engage in aggressive price competition.

         We expect competition within the consumer electronics/appliance retailing industry to increase. National merchandisers are expanding their geographic markets and entering markets traditionally served by us. In the event that competitors enter markets we serve, we may experience pricing pressures, reduced gross margins and declines in same store sales.

WE MAY BE UNABLE TO FULLY EXERCISE OUR NEW STORE EXPANSION PLAN AND CANNOT ASSURE YOU THAT OUR NEWLY OPENED STORES WILL BE PROFITABLE.

         Our success depends, in part, on our ability to open and operate new stores profitably. Several factors could affect achievement of our planned store expansion or could adversely impact new store sales and profitability. These factors include:

               identifying new geographic markets in which we can successfully compete;

               identifying and acquiring or leasing suitable new store sites at an acceptable cost;

               obtaining governmental and other third-party consents, permits and licenses needed to operate new stores;

               securing favorable economic terms for newspaper, television and radio advertising;

               hiring, promoting and training qualified personnel, including new store managers;

               integrating new stores into our existing operations;

               adapting our existing information systems and distribution infrastructure to our growing number of stores; and

               having adequate financial resources available to us.










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         Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our store expansion goals, we may not be able to execute our new store expansion within the expected time frame, if at all. To meet our store expansion goals over the next three years, we may need to expend significant effort and additional managerial and financial resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs.

A DECLINE IN ECONOMIC CONDITIONS COULD LEAD TO REDUCED CONSUMER DEMAND FOR THE PRODUCTS WE SELL.

         Demand for consumer electronics and home appliance products is dependent upon various economic factors outside of our control. These factors include:

               general economic conditions;

               consumer confidence;

               consumer spending patterns and preferences; and

               new housing starts.

         A slowdown in the national or regional economies or an uncertain economic outlook could adversely affect discretionary consumer spending habits and negatively impact our sales and operating results.

IF NEW PRODUCTS ARE NOT INTRODUCED OR CONSUMERS DO NOT ACCEPT NEW PRODUCTS OUR SALES MAY DECLINE.

         We rely upon the periodic introduction of new products to help stimulate consumer demand. The lack of new products could reduce consumer interest and lower our sales.

         In addition, many products which incorporate the newest technologies, such as DVD players and high definition television, are subject to technological and pricing limitations and may not achieve widespread or rapid consumer acceptance in the markets we serve. If these new products do not meet with widespread or rapid market acceptance, our results of operations may be impaired.

         Furthermore, the introduction or expected introduction of new products may depress sales of existing products and technologies.

IF WE DO NOT ADEQUATELY ANTICIPATE AND RESPOND TO CHANGING CONSUMER DEMAND AND PREFERENCES OUR RESULTS OF OPERATIONS MAY BE IMPAIRED.

         Our success depends, in part, on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding consumer electronics and home appliances. Our failure to adequately anticipate and respond to these changes could have a material adverse effect on our business, results of operation and financial condition either from lost sales or lower margins due to the need to mark down excess inventory.






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OUR OPPORTUNISTIC PRODUCT BUYING STRATEGY COULD NEGATIVELY IMPACT OUR SALES AND
GROSS MARGINS.

         We frequently purchase large quantities of merchandise on an opportunistic or when-available basis at favorable prices. Our inability to find suitable opportunistic product buying opportunities could negatively impact our sales and gross margins.

         Products purchased on an opportunistic basis generally are held in inventory longer than our other products. This can result in increased inventory levels and lower inventory turnover, which increase our working capital requirements and inventory carrying costs. Increased inventory levels and lower turnover rates also increase the risk of inventory mark-downs.

THE LOSS OF TAX CREDITS RESULTING FROM OUR INVESTMENT IN SYNTHETIC FUEL LIMITED PARTNERSHIPS COULD SIGNIFICANTLY INCREASE OUR EFFECTIVE TAX RATE AND REDUCE OUR NET INCOME.

         Our net income for fiscal 1998 and 1999 was positively impacted by our equity investment in two limited partnerships which produce solid synthetic fuels from four facilities. As a result of our share of the federal income tax credits earned by the partnerships under Section 29 of the Internal Revenue Code, our effective tax rate for fiscal 1998 and 1999 was reduced to 26.3% and 25.0%, respectively, versus 39.5% for fiscal 1997. Loss of these tax credits could significantly increase our effective tax rate and reduce our net income.

         The limited partnerships earn tax credits based upon the tonnage and content of solid synthetic fuel sold to unrelated parties. As production and sales levels change, so will the amount of tax credits available to us. This could result in fluctuations in our effective tax rate and net income.

THE LOSS OF THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER, OUR PRESIDENT OR OUR OTHER KEY EMPLOYEES COULD JEOPARDIZE OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION.

         We believe that our success depends on the continued service of our key executive management personnel. Loss of the services of Stuart Rose, our Chairman and Chief Executive Officer, Lawrence Tomchin, our President and Chief Operating Officer, or other key employees could jeopardize our ability to maintain our competitive position in the industry. We have entered into employment agreements with Mr. Rose and Mr. Tomchin which run through December 31, 2002, but we do not have employment agreements with any other members of our executive management team.

FLUCTUATIONS IN OUR COMPARABLE STORE SALES MAY CAUSE THE PRICE OF OUR COMMON STOCK TO FLUCTUATE SUBSTANTIALLY.

         A number of factors have historically affected and will continue to affect our comparable store sales, including the following:

               competition;

               national and regional economic conditions;

               consumer trends;

               new product introductions;

               weather conditions which can impact store traffic as well as sales of seasonal products such as air conditioners;

               changes in our product mix;





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               duration of the holiday selling season; and

               timing of promotional events.

         Comparable store sales are often followed closely by the investment community and significant fluctuations in these results could cause the price of our common stock to fluctuate substantially.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SEASONALITY.

         Our business is seasonal. Our net sales and net income historically have been highest in our fourth fiscal quarter, which includes the Christmas selling season. The fourth quarter accounted for approximately 34% and 33% of our net sales, 50% and 48% of our income from operations, and 70% and 53% of our net income in fiscal 1998 and 1999, respectively. Our annual financial results would be adversely impacted if our sales were to fall substantially below what we normally expect during this period.

WE DEPEND ON OUR SUPPLIERS FOR PRODUCTS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE DO NOT MAINTAIN RELATIONSHIPS WITH OUR KEY VENDORS.

         Our success depends to a significant degree upon our suppliers of consumer electronics and home appliance products. We do not have any long-term supply agreements or exclusive arrangements with vendors. We typically order merchandise by issuing individual purchase orders to vendors. We rely significantly on a few suppliers. Our seven largest suppliers accounted for approximately 63% of our purchases during fiscal 1999. The loss of any of these key vendors, our failure to establish and maintain relationships with our vendors, or any prolonged disruptions in product supply, could have a material adverse impact on our business.

WE MAY INCUR HIGHER COSTS OR DECREASED SALES AND GROSS MARGINS BECAUSE WE PURCHASE IMPORTED PRODUCTS.

         A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items manufactured outside the United States or create shortages of those items. We purchase all of our products in U.S. dollars. Significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products, which could adversely effect our sales and gross margins.

OUR MANAGEMENT, INCLUDING OUR PRINCIPAL SHAREHOLDER, OWNS A SIGNIFICANT PORTION OF OUR COMMON STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

         As of April 13, 2000, Stuart Rose, our Chairman and Chief Executive Officer, owned approximately 14.5% of our outstanding common stock and held options to acquire an additional 1,327,513 shares. In addition, our directors and executive officers as a group owned approximately 18.2% of our common stock as of April 13, 2000 and held options to acquire an additional 2,042,708 shares. As a result of this share ownership, our management, and in particular Mr. Rose, will be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management.





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WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK IN THE
FORESEEABLE FUTURE.

         We have not paid cash dividends on our common stock in prior years. We currently intend to retain all of our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit agreement limits and potentially prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our Annual Report on Form 10-K for a description of the revolving credit agreement.

THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR PUBLIC SALE MAY ADVERSELY AFFECT OUR STOCK PRICE.

         As of April 13, 2000, there were 6,726,879 shares of our common stock outstanding. Of these outstanding shares, 5,500,330 shares are freely tradable without restriction or registration under the Securities Act. The remaining 1,226,549 shares are currently eligible for public sale under Rule 144 of the Securities Act.

         As of April 13, 2000, 2,633,020 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 1,301,516 shares are currently exercisable. All shares issuable under our stock option plans have been registered under the Securities Act.

         Sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of stock options, or the perception that such sales could occur, could adversely impact the market price for our common stock.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY AND YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT AS A RESULT.

         The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors may have a material adverse effect on our stock price, regardless of our actual operating performance.




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